Exhibit 99.1

PRESS RELEASE

Magic Software Reports First Quarter 2025 Financial Results

Or Yehuda, Israel, May 21, 2025 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) (“the Company”), a global provider of IT consulting services and end-to-end integration and application development platforms solutions, announced today its financial results for the first quarter ended March 31, 2025.

Summary Results for the First Quarter 2025 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Q1 2025	Q1 2024	% Change	Q1 2025	Q1 2024	% Change
Revenues	$147.3	$130.7	12.7%	$147.3	$130.7	12.7%
Gross profit	$40.6	$36.7	10.7%	$41.9	$38.3	9.5%
Gross margin	27.6%	28.1%	(50) bps	28.5%	29.3%	(80) bps
Operating income	$15.7	$14.4	9.1%	$18.5	$18.1	1.9%
Operating margin	10.7%	11.0%	(30) bps	12.6%	13.9%	(130) bps
Net income (*)	$9.5	$8.8	7.7%	$12.2	$11.3	8.3%
Diluted EPS	$0.19	$0.18	5.6%	$0.25	$0.23	8.7%

(*)	Attributable to Magic Software’s shareholders.

Financial Highlights for the first Quarter Ended March 31, 2025

●	Revenues for the first quarter of 2025 increased by 12.7% to $147.3 million, compared to $130.7 million in the same period of the previous year.

●	Operating income for the first quarter of 2025 increased by 9.1% to $15.7 million, compared to $14.4 million in the same period of the previous year.

●	Non-GAAP operating income for the first quarter of 2025 increased by 1.9% to $18.5 million, compared to $18.1 million in the same period of the previous year.

●	Net income attributable to Magic Software’s shareholders for the first quarter of 2025 increased by 7.7% to $9.5 million, or $0.19 per fully diluted share, compared to $8.8 million, or $0.18 per fully diluted share, in the same period of the previous year.

●	Non-GAAP net income attributable to Magic Software’s shareholders for the first quarter of 2025 increased by 8.3% to $12.2 million, or $0.25 per fully diluted share, compared to $11.3 million, or $0.23 per fully diluted share, in the same period of the previous year.

●	Cash flow from operating activities for the first quarter ended March 31, 2025, amounted to $14.9 million compared to $27.7 million in the same period last year. Cash flow from operating activities for the last twelve months amounted to $62.1 million.

●	As of March 31, 2025, Magic’s cash, cash equivalents and short and long-term bank deposits amounted to $105.0 million.

●	Magic is reiterating its 2025 annual revenue guidance of between $593 million and $603 million (based on current currency exchange rates) reflecting an annual growth of 7.3% to 9.1% compared to prior year.

Guy Bernstein, Chief Executive Officer of Magic Software, said: “We commenced 2025 with strong momentum, successfully advancing our strategic growth initiatives and executing agreements with both new and existing customers. Our financial performance reflects continued expansion in the Israeli market, alongside early indications of recovery in the United States. Demand for our innovative digital, artificial intelligence and cloud transformation solutions remains robust, along with continued strong demand for our services in the defense sector, underscoring the effectiveness of our strategic direction and the dedication of our team in delivering measurable results. Given the strength of our current sales pipeline and improving market conditions in the U.S., we remain confident in our ability to generate sustainable long-term value for both our customers and shareholders.”

Conference Call Details

Magic Software’s management will host a conference call on Wednesday, May 21, 2025, at 10:00 am Eastern Daylight Time (17:00 Israel Daylight Time) to review and discuss Magic Software’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-888-281-1167

UK: 0-800-917-5108

ISRAEL: 03-918-0644

ALL OTHERS: +972-3-918-0644

For those unable to join the live call, a replay of the call will be available in the Investor Relations section of Magic Software’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to Magic Software’s shareholders and non-GAAP basic and diluted earnings per share.

Magic Software believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic Software’s financial condition and results of operations. Magic Software’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures together with GAAP results. Magic Software urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Cost of share-based payment;

●	Costs related to acquisition of new businesses;

●	The related tax, non-controlling interests’ effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions;

●	Change in deferred tax assets on carry forward tax losses.

Reconciliation of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of end-to-end integration and application development platforms solutions and IT consulting services.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe,” “guidance” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made based on management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2024, which filed on May 14, 2025, and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Ronen Platkevitz

Magic Software Enterprises

ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended
	March 31,
	2025	2024
	Unaudited
Revenues	$147,336	$130,720
Cost of Revenues	106,705	94,021
Gross profit	40,631	36,699
Research and development, net	3,247	2,793
Selling, marketing and general and administrative expenses	21,641	19,480
Total operating expenses	24,888	22,273
Operating income	15,743	14,426
Financial expenses, net	(1,065)	(1,644)
Income before taxes on income	14,678	12,782
Taxes on income	2,912	2,729
Net income	$11,766	$10,053
Share of loss of companies accounted for at equity, net	(126)	(64)
Net income attributable to non-controlling interests	(2,162)	(1,192)
Net income attributable to Magic’s shareholders	$9,478	$8,797

Weighted average number of shares used in computing net earnings per share

Basic	49,099	49,099

Diluted	49,099	49,099

Basic and diluted earnings per share attributable to Magic’s shareholders	0.19	0.18

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended
	March 31,
	2025	2024
	Unaudited

GAAP gross profit	40,631	$36,699
Amortization of capitalized software and acquired technology	984	1,107
Amortization of other intangible assets	323	503
Non-GAAP gross profit	41,938	$38,309

GAAP operating income	15,743	$14,426
Gross profit adjustments	1,307	1,610
Amortization of other intangible assets	1,977	1,514
Increase in valuation of contingent consideration related to acquisitions	-	306
Capitalization of software development	(496)	(748)
Costs related to acquisitions	26	144
Cost of share-based payment	(65)	891
Non-GAAP operating income	18,492	$18,143

GAAP net income attributable to Magic’s shareholders	9,478	$8,797
Operating income adjustments	2,749	3,717

Expenses attributed to non-controlling interests and redeemable non-controlling interests	(224)	(452)

Increase in valuation of consideration related to acquisitions	505	114
Deferred taxes on the above items	(296)	(899)
Non-GAAP net income attributable to Magic’s shareholders	12,212	$11,277

Non-GAAP basic and diluted net earnings per share	0.25	$0.23

Weighted average number of shares used in computing basic net earnings per share	49,099	49,099

Non-GAAP diluted net earnings per share	0.25	$0.23

Weighted average number of shares used in computing diluted net earnings per share	49,099	49,099

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share data)

	Three months ended
	March 31,
	2025		2024
	Unaudited		Unaudited
Revenues	$147,336	100%	$130,720	100%
Gross profit	41,938	28.5%	38,309	29.3%
Operating income	18,492	12.6%	18,143	13.9%
Net income attributable to
Magic’s shareholders	12,212	8.3%	11,277	8.6%

Basic and diluted earnings per share	$0.25		$0.23

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	March 31,	December 31,
	2025	2024
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$104,584	$112,779
Short-term bank deposits	431	51
Trade receivables, net	144,102	139,816
Other accounts receivable and prepaid expenses	21,094	23,553
Total current assets	270,211	276,199

LONG-TERM ASSETS:
Deferred tax assets	5,300	4,895
Right-of-use assets	23,648	24,707
Other long-term receivables and Investments in companies accounted for at equity	8,820	9,261
Property and equipment, net	8,034	7,467
Intangible assets and goodwill, net	218,097	217,802
Total long term assets	263,899	264,132

TOTAL ASSETS	$534,110	$540,331

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$23,941	$23,187
Trade payables	30,060	28,753
Dividend payable to Magic Software shareholders	16,055	11,587
Accrued expenses and other accounts payable	53,411	58,209
Current maturities of lease liabilities	4,763	4,818
Liability in respect of business combinations	5,944	2,654
Put options for non-controlling interests	20,695	20,066
Deferred revenues and customer advances	23,645	21,031
Total current liabilities	178,514	170,305

LONG TERM LIABILITIES:
Long-term debt	32,368	36,107
Deferred tax liability	7,936	7,848
Long-term lease liabilities	21,049	22,040
Long-term liability in respect of business combinations	-	1,781
Emolyee benefit liabilities	1,202	1,181
Total long term liabilities	62,555	68,957
EQUITY:
Magic Software Enterprises shareholders’ equity	269,412	277,190
Non-controlling interests	23,629	23,879
Total equity	293,041	301,069

TOTAL LIABILITIES AND EQUITY	$534,110	$540,331

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands

	Three months ended March 31,
	2025	2024
	Unaudited	Unaudited
Cash flows from operating activities:

Net income	$11,640	$9,989
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,277	4,889
Cost of share-based payment	-65	584
Change in deferred taxes, net	-900	(754)
Capital gain on sale of fixed assets	-1	13
Change in value of financial assets measured at fair value through profit or loss	-9	-
Effect of exchange rate on of cash and cash equivalents held in currencies other than the functional currency	70	170
Changes in value of short-term and long-term loans from banks and others and deposits, net	-685	(819)
Working capital adjustments:
Trade receivables	-4,727	3,709
Other current and long-term accounts receivable	2,598	(1,333)
Trade payables	1,408	(983)
Accrued expenses and other accounts payable	-2,426	3,704
Deferred revenues	2,719	8,508
Net cash (used) provided by operating activities	14,899	27,677

Cash flows from investing activities:

Capitalized software development costs	-496	(748)
Purchase of property and equipment	-524	(280)
Cash paid in conjunction with deferred payments and contingent liabilities related to business combinations	-3,635	-
Payments for business acquisitions, net of cash acquired	-	(249)
Proceeds from sale of property and equipment	47	15
Proceeds from sale (purchase) of financial assets, net	595	(1,000)
Change in short-term and long-term deposits	-649	997
Net cash used in investing activities	-4,662	(1,265)

Cash flows from financing activities:

Dividend paid to Magic’s shareholders	-11,587
Dividend paid to non-controlling interests	-3,546	(2,086)
Repayment of lease liabilities	-1,553	(1,460)
Purchase of non-controlling interest	-	(314)
Receipt of short-term and long-term loans from banks and others	9,453	5,006
Repayment of short-term and long-term loans	-11,242	(6,574)
Net cash used in financing activities	-18,475	(5,428)

Effect of exchange rate changes on cash and cash equivalents	43	(1,124)

Increase (decrease) in cash and cash equivalents	(8,195)	19,860
Cash and cash equivalents at the beginning of the period	112,779	105,943
Cash and cash equivalents at end of the period	$104,584	$125,803